CROSSROADS CAPITAL, INC.

128 N. 13th Street, Suite 1100

Lincoln, NE 68508

April 17, 2017

VIA EDGAR AND EMAIL

Mr. Edward P. Bartz, Esq.
Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Crossroads Capital, Inc. (the “Company”)

Amended Preliminary Proxy Statement on Form PRER14A

Filed on April 5, 2017 (File No. 814-00778)

Dear Mr. Bartz:

On behalf of the Company, set forth in the numbered paragraphs below are oral comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2017, to the Company’s Amended Preliminary Proxy Statement on Form PRER14A, filed with SEC on April 5, 2017 (the “Proxy Statement”).

1.

Staff Comment: Please include the description of which periodic reports the Company intends to file with the SEC after implementation of the Plan of Liquidation on page 6, as provided on page 15.

Company Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will amend the following section under the heading “Determination to Enter into the Plan and Covert the Company into the Liquidating Trust” on page 6 of the Proxy Statement to state the following:

On May 3, 2016, the Board also approved, subject to stockholder approval, the implementation of the Plan of Liquidation, attached to this proxy statement as Appendix A (hereinafter, the “Plan”), and the conversion of the Company into a liquidating trust for the sole purpose of liquidating and distributing the Company’s assets to its stockholders. The Company’s portfolio assets are illiquid and realizing the Investment Objective may take several years to accomplish. Even if the Company is no longer subject to certain of the limitations and compliance costs associated with BDCs, the Company’s common stock is registered under the 1934 Act. Registration under the 1934 Act imposes costs associated with preparing and filing periodic reports (which cost is increasing due to enhanced reporting requirements adopted by the SEC), complying with proxy solicitation regulations, and filing audited financial statements with the SEC annually. The Company has adopted the Plan and recommends it for approval to the Company’s stockholders at the Special Meeting because it believes that converting the Company into the Liquidating Trust is a cost-efficient manner to achieve the Investment Objective.

The Company believes it can rely on no-action relief granted by the SEC staff in the past to similarly-situated liquidating trusts (the “Precedent”) to file limited reports under the 1934 Act while the Liquidating Trust completes the process of liquidating the Company’s portfolio assets and realizing the Investment Objective. During this time, the Liquidating Trust will file with the SEC annual reports showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and its receipts and disbursements for the period. The annual reports will also describe the changes in the Liquidating Trust’s assets during the reporting period and the actions taken by the Trustees during the period. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles and will be reviewed by the Liquidating Trust’s independent registered public accounting firm; however, consistent with the Precedent, it is not contemplated that the financial statements will be audited by independent registered public accountants. The annual reports will be filed with the SEC under cover of Form 10-K using the Company’s SEC file number. Additionally, consistent with the Precedent, the Liquidating Trust will file with the SEC a current report under cover of Form 8-K using the Company’s SEC file number whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Trustees, any other material event relating to the Liquidating Trust’s assets has occurred. You will be able to access such information once it is filed at the SEC’s website at www.sec.gov. It is not presently contemplated that the Liquidating Trust would file quarterly reports under cover of Form 10-Q.

If you require any additional information on these items, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.

/s/ Ben H. Harris
President and Chief Executive Officer
Crossroads Capital, Inc.

cc: Mr. Paul M. William, Bryan Cave LLP